UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011.
Commission File Number: 001-31221
Total number of pages: 3

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: June 17, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	English translation of the Report of the 20th Ordinary General Meeting of Shareholders

Table of Contents

Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
June 17, 2011
To Shareholders
NTT DOCOMO, INC.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Ryuji Yamada
President and CEO
REPORT OF THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS
We wish to inform you of the outcome of our 20th Ordinary General Meeting of Shareholders held on the date hereof.
Matters reported:
1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2010 to March 31, 2011).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
The substance of the foregoing financial statements was reported at this meeting.
Matters resolved:

Item 1:	Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,600 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 5,200 yen per share.

Item 2:	Partial Amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation was approved at this meeting, and it was decided to add “Multimedia broadcasting business” to the terms of Article 2 (Purpose of business) to prepare for potential business deployment in the future.

Table of Contents

Item 3:	Election of 3 Directors

As proposed, 3 directors, Tsutomu Shindou, Wataru Kagawa and Kazuhiro Yoshizawa were newly elected and appointed.

Item 4:	Election of 4 Corporate Auditors

As proposed, Kyouichi Yoshizawa was reelected and reappointed, and 3 Corporate Auditors, Shuro Hoshizawa, Haruo Morosawa and Eiko Tsujiyama were newly elected and appointed as Corporate Auditor.
At the meeting of the Board of Corporate Auditors held after the close of the 20th Ordinary General Meeting of Shareholders, Shuro Hoshizawa, Kyouichi Yoshizawa and Haruo Morosawa were elected and appointed as full-time Corporate Auditors.
Re: Payment of Year-end Dividends for the 20th Fiscal Year
1.
Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 20th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.
Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 20th Fiscal Year” and “Year-end Dividend Warrant for the 20th Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.